Law Offices of

Dieterich & Associates

11835 W. Olympic Boulevard

Suite 1235E

Christopher Dieterich	Los Angeles, California 90064	Of Counsel
Mike Khalilpour	(310) 312-6888	J. John Combs
Bryon Y. Chung	FAX (310) 312-6680

venturelaw@gmail.com

January 21, 2015

Ashley Vroman-Lee

Senior Counsel

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-5628

Re:	Regal One Corporation

Preliminary Proxy Statement

Filed January 9, 2015

Dear Commission:

This letter is written in response to oral comments received from the Staff of the Division of Investment Management on January 16, 2015, relating to the Preliminary Proxy Statement filed on January 9, 2015 on behalf of Regal One Corporation (“Regal One”). For convenience of reference, the comments of the staff have been reproduced herein in summary form and marked pages to show the revisions to the disclosure in the Preliminary Proxy Statement in response to the Staff’s comments are attached.

1.	Please supplementally disclose (i) any side letter arrangements between Regal One and any third party and (ii) the status of the Smetanka consulting agreement.

RESPONSE: There are no side letter agreements between Regal One and any third party. The previous consulting agreement was cancelled and no payments are or will become due.

2.	Please provide a legal analysis of Section 12(d)(1) of the Investment Company Act of 1940, as amended (the “Company Act”) to the transactions between the Company and Capital Point Partners, LP and Capital Point Partners II, LP.

RESPONSE: Capital Point Partners, LP and Capital Point Partners II, LP (each a “Fund” and collectively, the “Funds”) are private investment funds which currently have approximately $54.0 million invested and under management, consisting primarily of debt securities of private companies, including first and second lien debt, unsecured notes and mezzanine securities. The Funds’ committed capital has been fully called, and, other than follow-on investments in existing portfolio companies, the funds are no longer making investments. The Funds are, and will remain, exempt from regulation under the Company Act pursuant to Section 3(c)(7) thereof.

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Regal One, a Florida corporation, is an internally managed business development company, with investments of approximately $1.0 million.

Princeton Capital Corporation (“Newco”) is a Maryland corporation and a wholly owned subsidiary of Regal One.

For reasons set forth in the Preliminary Information Statement filed with the SEC on July 23, 2014, Regal One announced a strategic business transaction and is seeking a variety of approvals from its shareholders pursuant to a plan to reorganize. This plan includes, in part: (i) a reverse stock split of Regal One’s outstanding common stock at a ratio of 1-for-2, (ii) Regal One reincorporating from Florida to Maryland, (iii) Regal One merging into Newco with Newco being the surviving entity and assuming all of Regal One’s property, assets and liabilities, and (iii) a purchase agreement (the “Purchase Agreement”) by and between the Funds, Regal One and Newco whereby all equity and debt investments owned by the Funds will be exchanged for common stock issued by Newco post Regal One’s merger into Newco. This exchange will occur only after Regal One makes all necessary filings to effect the reverse stock split, its reincorporation and its merger with and into Newco. In the end, the Funds’ will own at least 95% of the outstanding shares of Newco as a result of Regal One’s reorganization.

Legal Analysis:

Section 60 of the Company Act makes Section 12(d)(1) of the Company Act applicable to a BDC as if it were a registered closed-end investment company. Section 12(d)(1)(A)(i), (ii) and (iii) of the Company Act prohibits an investment company (and any company controlled by such investment company) from purchasing or otherwise acquiring the securities of another investment company if immediately following such purchase or acquisition the acquiring company owns more than 3% of the acquired company's voting securities, the acquired securities have a value greater than 5% of the acquiring company's total assets or the value of the acquired securities, together with all other securities issued by investment companies held by the acquiring company, is greater than 10% of the acquiring company's total assets. Additionally, Section 12(d)(1)(C) of the Company Act prohibits an investment company from purchasing or otherwise acquiring the securities of a closed-end investment company if immediately following such purchase or acquisition the acquiring company, together with all other investment companies with the same investment adviser as the acquiring company, owns more than 10% of the acquired company's voting securities.

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Despite the foregoing, the Funds’ acquisition and ownership of its interest in Newco does not create an issue under Section 12 pursuant to Section 12(d)(1)(D).

Section 12(d)(1)(D) states, in relevant part:

The provisions of this title shall not apply to a security received as a dividend or as a result of … a plan of reorganization of any company (other than a plan devised for the purpose of evading the foregoing provisions).

Section 2(a)(33) defines “reorganization” broadly and includes things such as mergers and/or consolidations. The Funds’ acquisition of shares issued by Newco is clearly the result of Regal One’s plan to reorganize and not an attempt to evade the limitations set forth in Section 12. Therefore, the Funds’ acquisition of their interest in Newco is exempt from the limitations set forth in Section 12.

In addition to this, Section 12(d)(1)(E) provides an exemption from the provisions of Section 12 for the purchase or acquisition of a security issued by an investment company if, among other things, the security is the only investment security held by the acquiring company. Following the closing of the transaction contemplated by the Purchase Agreement, the Funds’ sole investment security will be shares of Newco and, to the extent necessary, the Funds believe they can take all necessary steps to comply with the additional requirements under Section 12(d)(1)(E). Doing so would similarly exempt the Funds’ acquisition of their interest in Newco from the limitations set forth in Section 12.

3.	Please supplementally advise the staff of the reasons for the reverse stock split by Regal One.

RESPONSE: As disclosed in the proxy statement, Regal One’s board of directors approved the Reverse Stock Split in an attempt to raise the per-share trading price of the Common Stock in order to gain listing on a national securities exchange. While the Reverse Stock Split alone may not increase the per-share trading price of the Common Stock, it is expected that the per-share price of the Common Stock will also benefit and increase from the closing of the transactions with the Funds. There can be no assurances that the reverse stock split and closing of the transactions will have the anticipated effect on the price of the Common Stock, however, in the event that it doesn’t the board of directors and stockholders of Newco, following closing the transactions will have an opportunity to determine if another stock split is in the best interest of the stockholders and necessary in the future.

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4.	Please correct the typo on page 23.

RESPONSE: The proxy statement has been revised to correct this typo along with others.

5.	Please revise the Unaudited Pro Forma Information Statement to include a footnote that explains (i) the increase in bad debt expense, (ii) the legal settlement and (iii) the increase in professional services expenses.

RESPONSE: The disclosure in the Proxy Statement has been revised in response to the Staff’s comment.

6.	Please expand the disclosure under the section captioned “Legal Proceedings” on page 57 to address any legal proceedings that the Funds and any directors or officers of Newco are involved in or that are pending.

RESPONSE: The disclosure in the Proxy Statement has been revised in response to the Staff’s comment.

7.	Please revise the disclosure to clarify that Regal One will be purchasing all investments from the Funds.

RESPONSE: The disclosure in the Proxy Statement has been revised in response to the Staff’s comment.

8.	Please revise the disclosure to include a statement that stockholders will be notified of any sales of Common Stock at a price below NAV.

RESPONSE: The disclosure in the Proxy Statement has been revised in response to the Staff’s comment.

9.	Please revise the disclosure to include a diagram depicting the incentive fee to be paid to Princeton Investment Advisors.

RESPONSE: The Proxy Statement has been revised to include a diagram relating to the incentive fee.

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10.	Please revise the proxy statement to include disclosure regarding the SEC’s position with respect to indemnification.

RESPONSE: The proxy statement has been revised to include disclosure that it is the SEC’s position that indemnification for liability arising under the Securities Act is against public policy. We point out that the information requested by Staff is normally only included in Part II of Securities Act registration statements and not normally included in proxy statements.

11.	Please revise Note C to the financial statements to identify the “principal” referenced in Note C and provide additional regarding the settlement.

RESPONSE: The disclosure in the Proxy Statement has been revised in response to the Staff’s comment.

12.	Please supplementally provide details of the settlement.

RESPONSE: On February 20, 2012, the New Mexico State Investment Council (“NMSIC”) filed a second amended complaint against Alfred Jackson, various investment advisors and others in the First Judicial District Court of the State of New Mexico.  The complaint alleged that to varying degrees, the defendants misrepresented their levels of participation in connection with soliciting investments from the NMSIC.  Capital Point Partners was not named as a defendant in the NMSIC action, and the complaint made no allegations NMSIC investments in, Capital Point Partners or its funds were improper or were mismanaged.

Jackson denied, and continues to deny, any wrongdoing in connection with the NMSIC action.  Rather than engage in protracted litigation, Jackson agreed to settle the dispute with NMSIC in the amount of $250,000 and to cooperate with NMSIC’s litigation efforts against current and potential future defendants. Jackson also participated in negotiations that resulted in a settlement of $400,000 for any potential NMSIC claims against Capital Point Partners.  Capital Point Partners and Jackson settled with NMSIC in October and November 2014, respectively.  The settlement constituted a compromise of disputed claims, and a motion for Jackson’s voluntary dismissal was filed by NMSIC on November 13, 2014.  In support of its motion, NMSIC cited Jackson’s cooperation and provision of evidence that will be helpful to NMSIC in prosecuting its claims against other defendants.

A hearing was held on January 7, 2015 to assess the fairness, adequacy and reasonableness of the proposed Jackson settlement and voluntary motion to dismiss.  The court heard argument from both plaintiff’s and Jackson’s counsel in support of the motion, and evaluated facts and other materials provided to the court by Jackson and by NMSIC.  The court determined that the proposed Jackson settlement was fair, adequate and reasonable and it approved the settlement and granted the motion to dismiss.  To date, NMSIC remains an invested limited partner in Capital Point Partners, L.P. and has received favorable returns on its investments

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The undersigned hereby acknowledges that (i) Regal One is responsible for the adequacy of the disclosure in the filings on Schedule 14A, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing and (iii) Regal One may not assert staff comments as a defense in any proceeding initiated by the commission or any person under federal securities laws of the United States.

Respectfully submitted,

DIETERICH & ASSOCIATES

/s/ Christopher Dieterich

Counsel to Regal One Corporation

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